

Mail Stop 3720

August 11, 2015

Miguel Dotres
President and Chief Executive Officer
DAS Acquisition, Inc.
15321 NW 60th Ave Suite 1692
Miami Lakes, FL 33014

> **Re: DAS Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2015**
> **File No. 333-205761**

Dear Mr. Dotres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You have indicated in your Calculation of Registration Fee disclosure that you are registering 900,000 shares of common stock but throughout your filing you disclose that you are registering 9,000,000. Please revise.

Risk Factors

Shares eligible for future sale may increase the supply of shares on the market., page 13

2.   This risk factor appears to only address 8,000,000 shares to be sold by management, but does not address the overall total of 100,000,000 authorized shares or the authorized but unissued shares that the company will have available after this offering. Please revise to address the risks posed by these authorized but unissued shares.

Use of Proceeds, page 14

3.   We note your Total Use of Proceeds amount of $10,000. Based upon your disclosed maximum offering amount of 1,000,000 shares at a price of $0.02 per share, it appears that this amount should be $20,000. Please advise or revise.

Description of Business, page 20

4.   We note throughout your filing references such as "VapAria is now a wholly owned subsidiary of our company" which appear to reference different, although related, entities. Please clarify these references to accurately reflect your corporate structure as opposed to the corporate structure of affiliated or once-affiliated entities.

Description of Property, page 22

5.   Please reconcile the corporate office location provided here with the address disclosed throughout the rest of your filing and exhibits. We also note a variation of this address in footnote 1 found on page 31.

Market Price of and Dividends on the Issuer's Common Stock

Market Price, page 22

6.   We note your statement that there are "currently 12,000,000 shares of our common stock held by our officer and director that are not eligible to be sold pursuant to Rule 144 under the Securities Act." We note your references throughout the filing to only 8,000,000 total issued shares. We also note your references throughout to either your "sole shareholder" or to two total shareholders of record. Please reconcile these disparities throughout along with your Beneficial Ownership table.

Exhibit 5.1

7.   Counsel must opine on the corporate law of the jurisdiction of incorporation of the registrant and may not exclude that state's securities laws, rules, and regulations. Please revise to remove these limitations from the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Miguel Dotres
DAS Acquisition, Inc.
August 11, 2015
Page 4

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Harold Gewerter, Esq.
        Gewerter & Dowling